SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-30204

Kabushiki Kaisha Internet Initiative

The NASDAQ Stock Market

(Exact name of Issuer as specified in its charger, and name of Exchange where security is listed and/or registered)

Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071, Japan
+813-5205-6500

(Address, including zip code and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each of which represents one (1) half share of common stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Internet Initiative Japan Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 11, 2019	By /s/ Koichi Suzuki	Chairman, Chief Executive Officer and Representative Director
Date	Name	Title